

Mail Stop 4631

June 1, 2010

<u>Via U.S. mail and facsimile (972) 943-0116</u>

Mr. Robert D. Davis, Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

> **RE: Rent-A-Center, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 000-25370**

Dear Mr. Davis:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 15. Exhibits and Financial Statement Schedules, page 70
Exhibits, page 70
Exhibit 10.31, page 74

1.   We note that the filed agreement does not contain the corresponding schedules
        and exhibits. Please file a complete copy of the Third Amended and Restated
        Credit Agreement, including all schedules and exhibits thereto, with your next
        Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
General

2.   With respect to the annual cash and long-term equity incentive programs, please
        revise to include a detailed analytical discussion of the actual payouts awarded to
        each of the named executive officers. Describe how you used the achievement of
        the applicable performance objectives to derive the actual payouts.

3.   We note your disclosure that your base salary, annual incentive compensation and
        long-term incentive compensation determinations are partially based on
        benchmarking to "similarly situated companies." Please revise to clarify whether
        this reference throughout this section refers to the companies listed on page 19.
        Please use a term, such as the "Peer Group", to clearly identify the group of
        companies you use as a basis for comparison for your compensation decisions.

Mr. Speese Annual Incentive Compensation, page 20

4.   Please revise to explain why you determined to structure Mr. Speese's
        compensation differently from the other named executive officers.

MBO Program Compensation Determinations for 2009, page 24

5.   Please disclose the MBO target bonus amount.

Mr. Speese 2009 Cash Bonus, page 24

6.   Please disclose the individual contributions you considered in determining to
        increase Mr. Speese's cash bonus amount from 80% to 130% of his base salary.
        See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Compensation Award Grants in 2009, page 25

7.   Please disclose in this section the target performance-based award payout.

Related Person Transactions, page 45

8.   Please disclose whether your policies and procedures are in writing. See Item
        404(b)(1)(iv) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief